UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68102 / October 25, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15027

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In the Matter of

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DRUCKER, INC.,   :   ORDER MAKING FINDINGS AND
DYNAMOTIVE ENERGY SYSTEMS   :   REVOKING REGISTRATIONS BY
CORP., and   :   DEFAULT AS TO TWO RESPONDENTS
GATE TO WIRE SOLUTIONS, INC.   :

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on September 18, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Drucker, Inc. (Drucker), and DynaMotive Energy Systems Corp. (DynaMotive) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

       The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by October 2, 2012, in accordance with Rule 141 of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents were required to file Answers to the OIP within ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On October 11, 2012, an Order was issued informing Drucker and DynaMotive that they would be deemed to be in default if they failed to file Answers by October 15, 2012. To date, Respondents have not filed Answers.

       Accordingly, Respondents are in default for failing to file Answers or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

       Drucker (Central Index Key (CIK) No. 1042053) is a Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Drucker is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended December 31, 2006, which reported a net loss of $315,711 for the prior year. As of September 12, 2012, the common stock of Drucker was quoted on OTC Link (formerly "Pink

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[1] The Commission has accepted the Offer of Settlement submitted by Respondent Gate to Wire Solutions, Inc. Drucker, Inc., Exchange Act Release No. 68088 (Oct. 24, 2012).

Sheets") operated by OTC Markets Inc. (OTC Link), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DynaMotive (CIK No. 941625) is a British Columbia corporation located in Richmond, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DynaMotive is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2008, which reported a net loss of $28,159,410 for the prior year. As of September 12, 2012, the common shares of DynaMotive were quoted on OTC Link, had eleven market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Drucker, Inc., and DynaMotive Energy Systems Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge